

02005006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
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SEC FILE NUMBER
8-50179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FEE INSURANCE BROKERAGE Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4746 South 900 East #210
(No. and Street)

Salt Lake City, UT 84117
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David D. Cerva (801)261-5678
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla, McReynolds & Assoc.
(Name — *if individual, state last, first, middle name*)

5872 South 900 East #250 Salt Lake City, UT 84121
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, David D. Cerva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fee Insurance Brokerage, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF UTAH
My Commission Expires
June 30, 2003
CHRIS DIPIETRO
4746 South 900 East #210
Salt Lake City, Utah 84117



David D. Cerva Principal
Signature

Principal
Title



Notary Public
Chris Dipietro

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEE INSURANCE BROKERAGE, INC.

Independent Auditors' Report
and
Financial Statements

December 31, 2001

FEE INSURANCE BROKERAGE, INC.

Table of Contents

Mantyla McREYNOLDS LLC



The CPA. Never Underestimate The Value.℠

Independent Auditor's Report

Board of Directors and Stockholders
Fee Insurance Brokerage, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Fee Insurance Brokerage, Inc. as of December 31, 2001, and the related statements of stockholders' equity, operations, and cash flows for the period then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fee Insurance Brokerage, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MANTYLA MCREYNOLDS

February 15, 2002
Salt Lake City, Utah

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

Fee Insurance Brokerage, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS	
Current Assets	
Cash and cash equivalents - Note A	$ 10,564
Current deferred tax asset	7,367
Total Current Assets	17,931
Other Assets	
Investments - Notes A & B	10,010
TOTAL ASSETS	$ 27,941
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Income tax payable - State - Note D	$ 100
TOTAL LIABILITIES	100
STOCKHOLDERS' EQUITY	
Capital stock - 50,000 shares authorized at $1.00 par; 1,000 shares issued and outstanding	1,000
Additional paid in capital	12,165
Retained earnings	14,676
TOTAL STOCKHOLDERS' EQUITY	27,841
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 27,941

See accompanying notes to financial statements

Fee Insurance Brokerage, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance - December 31, 2000	$1,000	$12,165	$ 41,787	$54,952
Net loss for the year			$(27,111)	$(27,111)
Balance - December 31, 2001	$1,000	$12,165	$14,676	$27,841

See accompanying notes to financial statements

Fee Insurance Brokerage, Inc.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	$	76,406
Operating Expenses		113,479
Net Loss from Operations		(37,073)
Other Income		292
Net Loss Before Tax		(36,781)
Provision for Income Tax - Note D		9,670
Net Loss	$	(27,111)

See accompanying notes to financial statements

Fee Insurance Brokerage, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities	
Net Loss	$ (27,111)
Increase in deferred tax asset	(7,367)
Decrease in taxes payable	(10,339)
Decrease in commission receivable	570
Net Cash Provided by Operating Activities	(44,247)
Cash Flows for Investing Activities	
Net Cash Used for Investing Activities	0
Net Decrease in Cash	(44,247)
Beginning Cash Balance	54,811
Ending Cash Balance	$ 10,564
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for income taxes	$ 8,036

See accompanying notes to financial statements

Fee Insurance Brokerage, Inc.
Notes to Financial Statements
December 31, 2001

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Fee Insurance Brokerage, Inc. market's various insurance and investment products. The Company incorporated under the laws of the State of Utah in May 1997. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

Marketable Securities

Marketable securities consist of investment securities available for sale, recorded at market value.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash is comprised of cash on deposit in the bank.

Revenue

Revenue is primarily made up of commissions. Commissions are recognized when earned.

NOTE B INVESTMENTS

Investments consist of marketable securities available for sale, recorded at market value, as follows:

Corporate stocks	$10,010

NOTE C RELATED PARTY TRANSACTIONS

The company shares office space and personnel with other companies that are under common ownership. The company paid $25,000 for office expenses for the year ended December 31, 2001.

NOTE D CURRENT LIABILITIES

Income Taxes

Fee Insurance Brokerage, Inc. applies Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements be measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. As of December 31, 2001, the deferred tax asset account is as follows:

Deferred tax assets	Balance	Tax	Rate
Federal Loss carry back (expires through 2021)	$36,885	$5,533	15%
State Loss carry back (expires through 2016)	36,685	1,834	5%
Valuation allowance		0	
Deferred tax asset (all current)		$7,367	
Minimum franchise tax due		(100)	
Prior year accrual less actual tax		2,403	
Current year income tax benefit		$9,670	

Any deferred tax benefit arising from the operating loss carryover is offset by a valuation allowance if it is currently not likely that the Company may realize the asset in the near future. In this case the entire current loss can be carried back to the prior year. The valuation allowance has not changed from the prior year which was recorded as $0.

The Company has a current liability which represents the minimum franchise tax payable annually to the State of Utah, in the amount of $100.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of performing an audit on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair representation of the financial condition, changes in stockholders' equity, and income in conformity with generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

Fee Insurance Brokerage, Inc.
Computation of Net Capital
December 31, 2001

Total stockholders' equity from statement of financial condition	$	27,841
Less: Stockholders' equity not allowable for net capital		-0-
Add: Subordinated liabilities		-0-
Total net capital and allowable subordinated liabilities		27,841
Less: Non-allowable assets		-0-
Net capital before haircuts on securities		27,841
Less: Haircuts on securities		-0-
Net Capital	$	27,841

See auditors' report on supplementary information

Fee Insurance Brokerage, Inc.
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2001

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	27,941
Audit disclosed change in net assets		(17,377)
Total assets per report filed with the NASD for the year ended December 31, 2001	$	10,564
Total liabilities and stockholders' equity per audited statements	$	27,941
Change in tax liabilities		(10,010)
Change in market value adjustments		-0-
Difference in net income for year		(7367)
Total liabilities and stockholders' equity per report filed with the NASD for the year ended December 31, 2001	$	10,564

Reconciliation of Net Capital

Computation of net capital per audited statements	$	27,841
Audit disclosed difference in non-allowable assets		-0-
Audit disclosed difference in assets and liabilities		(17,277)
Audit disclosed difference in market value adjustments		-0-
Audit disclosed difference in haircuts on securities		-0-
Net capital per report filed with NASD for the year ended December 31, 2001	$	10,564

See auditors' report on supplementary information

Auditors' Report on Material Inadequacies
For the Year Ended December 31, 2001

Board of Directors and Stockholders
Fee Insurance Brokerage, Inc.
Salt Lake City, Utah

We have audited the financial statements of Fee Insurance Brokerage, Inc. as of and for the period ended December 31, 2001, and have issued our report thereon dated February 15, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of Fee Insurance Brokerage, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Fee Insurance Brokerage, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management and the NASD and should not be used for any other purpose.



MANTYLA MCREYNOLDS